


05005180

82-3768

Fax : 001-202-942-9634
File No.001-32294

January 10, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D C 205 49

Dear Sirs,

Tata Motors Limited - "File No.001-32294"

Furnished herewith is the following information with respect to Tata Motors Limited, a public company with limited liability incorporated under the laws of India, "File No.001-32294" :-

"Pursuant to the Listing Agreement with the Stock Exchange, Mumbai, we have to inform you that the Board of Directors of the Company have at its meeting held today, considered and approved the proposals for :-

i. the merger of Tata Finance Limited with the Company. Enclosed please find the Press Release issued by the Company on the said subject.

ii. the merger of its two subsidiary companies, Telco Dadajee Dhackjee Limited and Suryodaya Capital & Finance (Bombay) Limited with the Company. Considering that 100% of the paid-up capital of the two subsidiary companies is held by the Company, no shares of the Company are contemplated to be issued under the proposed Scheme of Amalgamation.

The above two mergers would be subject to receipt of necessary statutory and other approvals."

Kindly contact Ms. R. Batra, Head (Corporate Communication) in Mumbai at the above address or by telephone at (91-22) 56657209 or by facsimile at (91-22) 56657799 if you have any questions or require additional information.

Yours faithfully,
Tata Motors Limited





H K Sethna
Company Secretary

TATA MOTORS LIMITED
Bombay House 24 Homi Mody Street Mumbai 400 001
Tel 91 22 5665 8282 Fax 91 22 5665 7799
www.tatamotors.com


TATA

immediate use **PRESS RELEASE**

Tata Finance Ltd. to be merged with Tata Motors Ltd.

Mumbai, January 10, 2005: The Board of Directors of Tata Motors Limited (the Company) and Tata Finance Ltd. (TFL) today approved the merger of TFL with the Company. The merger would be under a Scheme of Amalgamation under Sections 391 and 394 of the Companies Act 1956 and would be subject to the approval of the Hon'ble High Court of Judicature at Bombay and would be effective from April 1, 2005. In terms of the Scheme of Amalgamation that would be submitted to the Court, all equity shareholders of TFL will be entitled to receive 8 Ordinary Shares of the Company of Rs.10/- each for every 100 equity shares of Tata Finance Ltd. of Rs.10/- each.

The exchange ratio for the number of shares of the Company to be issued to the shareholders of TFL is based upon a valuation conducted by M/s Bansi Mehta & Co., Chartered Accountants.

The merger is expected to enable the vehicle financing business of Tata Finance to grow stronger by leveraging its synergies of the direct business model with the dealer driven business of Bureau of Hire Purchase and Credits (BHPC), a division of the Company. This merger will also allow the TFL shareholders to participate in the growth of the Company, a leading automobile company in the country and thereby significantly gain with an upside of dividend and shareholder value creation.

The proposed merger will enable the Company to grow its auto financing business and offer complete solutions in line with the global best practices in the auto industry. This will also enable the Company to provide a hedge against the cyclicality of the automotive business and a significant value creation for its shareholders.

Currently, Tata Finance and BHPC finance around 17-18% of the Company's vehicle sales while the global benchmark for captive finance units is to finance 35-40% of the parent Company's vehicle sales. This merger is expected to create a platform that will enable the Company to accelerate its move towards the global benchmark.

About Tata Finance Ltd, a Non Banking Finance Company, was formed by its promoters - Tata Industries Ltd. and the Company in 1984 with the primary objective of financing and promoting the Company's products and supporting financing needs of the Company's channel partners and retail finance business. Restructuring initiatives carried out by Tata Finance over the past 36 months have seen the Company divest all its non core activities and focus only on auto financing business. TFL had revenues of Rs.305 Crores and posted a profit before tax of Rs.17.5 crs in FY 03-04.

In the first half of this fiscal, TFL had revenues of Rs 118 Crores and posted a profit before tax of Rs.15.6 Crores. The auto financing division of TFL (AFD) is expected to disburse funds of approx. Rs.1500 Crores during the current year as compared to Rs.551 crores disbursed in FY 01-02.

Tata Motors, a flagship company of the Tata Group is the largest automobile company in India, with revenues of over US $ 3.5 billion (FY 2003-04). It is the world's fifth largest medium and heavy commercial vehicle manufacturer. The Company is the second largest player in the domestic passenger car market in India.


TATA

immediate use **PRESS RELEASE**

Issued by:

Ruchika Batra
Head - Corporate Communications Dept.
Tata Motors Limited
Phone: 91-22-5665 7209
E Mail: ruchika.batra@tatamotors.com
Visit us at www.tatamotors.com

Nariman Khan
Company Secretary
Tata Finance Limited
Phone – 91-22-56311600
Email – narimankhan@tatafin.com